March 6, 2009

Securities and Exchange Commission	BY EDGAR AND
Division of Corporation Finance	BY OVERNIGHT DELIVERY
100 F Street, N.E.
Washington, DC 20549-7010

Attention:	John Hartz

Senior Assistant Chief Accountant

Re:	Hawkins, Inc.

Form 10-K for the fiscal year ended March 30, 2008

Filed June 13, 2008

File #0-7647

Dear Mr. Hartz:

On behalf of Hawkins, Inc. (the “Company”), we hereby submit our response to comments received from the Staff of the Securities and Exchange Commission by letter dated February 23, 2009. For your convenience, we have repeated and numbered the comments in your letter.

It is our understanding that we will need to consider these comments, and incorporate appropriate disclosure, in our future reports on Forms 10-K, 10-Q and 8-K and Schedule 14A.

Form 10-K for the fiscal year ended March 30, 2008

General

1.	Please advise us as to why you have not filed an Exhibit 21 disclosing the information required by Item 601(b)(21) of Regulation S-K.

Response: Item 601(b)(21) of Regulation S-K requires a listing of all subsidiaries of the registrant, among other information. We have no subsidiaries and, therefore, an Exhibit 21 is not required.

Business, page 2

2.

Because of the nature of your business, the discussion about sources and availability of raw materials appears limited despite some general disclosure of these matters in various risk factors. Further, we note that in your latest quarterly report on Form 10-Q for the period ended December 31, 2008, you disclose that you have experienced rising material costs and supply constraints for certain products (see the first paragraph of the “Sales” discussion on page 11). In future filings, please expand your disclosure related to information contained in subparagraphs (c)(1)(iii) of Item 101 of Regulation S-K, to the extent that such information is material to your business taken as a whole.

Securities and Exchange Commission

March 6, 2009

Response: In future filings, we will expand our disclosure related to the information contained in subparagraphs (c)(1)(iii) of Item 101 of Regulation S-K, to the extent this information is material to our business taken as a whole.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 11

3.

We note that you have presented several factors which impact your results on both a consolidated and segment basis. Please revise future filings to quantify the impact of these factors where practicable. Reference Release No. 33-8350.

Response: In future filings, we will quantify the impact of factors impacting our results on both a consolidated and segment basis where practicable.

Allowance for Doubtful Accounts, page 16

4.

We note your disclosure that your allowance for doubtful accounts is an estimate which is evaluated on a quarterly basis. It is therefore unclear to us why the additions are equal to the deductions to this allowance for each year presented on Schedule II. Please explain. In addition, please tell us how you have evaluated the adequacy of the remaining allowance for each year presented.

Response: The Company performs specific reviews of outstanding receivables to determine at-risk accounts receivables to be reserved or written off. On a monthly basis, the Credit Department reviews detailed accounts receivable reports to identify delinquent and/or long outstanding customer accounts. From this review, the Credit Department will contact at-risk accounts to attempt to collect the past due balance.

On a quarterly basis, the Company reviews the adequacy of its estimated allowance for doubtful accounts. This analysis involves a detailed review of the accounts receivable aging by customer account to identify delinquent or long outstanding accounts. The specific at-risk accounts are reviewed individually, with the Credit Department, to determine what portion of the outstanding balance should be reserved. The individual account review is aggregated to determine the allowance for doubtful accounts at the end of each quarter. Account balances that the Company deems uncollectible based on our analytical review or past collection efforts are written off and are not part of the allowance for doubtful accounts.

The overall quality of our accounts receivable balance has remained relatively consistent during each quarter over the three fiscal years ended March 30, 2008 and, consequently, the allowance for doubtful accounts has not fluctuated significantly during this period. On a quarterly basis over that period, the allowance for doubtful accounts ranged from $200,000 to $300,000, with the allowance at the end of each of the three reported fiscal years at $225,000. However, as a result of our review of the adequacy of the quality of the accounts receivable balance for the quarter ended December 31, 2008, we recorded bad debt expense of approximately $700,000, as reported in our Quarterly Report on Form 10-Q, related to two specifically identified at-risk accounts. Consequently, if Schedule II was prepared as of December 31, 2008, it would disclose $701,000 as additions charged to expense and approximately $26,000 of write-offs for the nine months ended December 31, 2008, with a balance of $900,000 in the allowance for doubtful accounts as of December 31, 2008.

Securities and Exchange Commission

March 6, 2009

Goodwill and Identifiable Intangible Assets, page 24

5.

We note your disclosure that you determined an annual impairment test for goodwill and identifiable assets not subject to amortization was not necessary because there were no impairment indicators. It is unclear to us how you have complied with paragraph 26 of FAS 142. Please explain.

Response: In accordance with paragraph 26 of SFAS No. 142, Accounting for Goodwill and Other Intangible Assets, the Company’s policy is to test goodwill for impairment on an annual basis and between annual tests if certain indicators of impairment are identified. We have selected January 1st as our annual impairment assessment date.

All of the Company’s goodwill and identifiable assets not subject to amortization were recorded in conjunction with our acquisition of Trumark, Inc. which was completed on May 31, 2007. Prior to this acquisition, the Company did not have any goodwill or identifiable assets not subject to amortization that would have required the Company to conduct impairment testing in accordance with SFAS No. 142.

Subsequent to the Trumark, Inc. acquisition, the Company assessed its reporting units in accordance with paragraph 30, of SFAS No. 142, and concluded the acquired business would be aggregated within the Company’s Industrial segment to constitute the reporting unit to be tested for impairment.

As of January 1, 2008, because only seven months had passed since acquisition, the Company did a high level assessment of whether any impairment had occurred. Given that revenues and margins of the reporting unit had continued increasing, the Company’s market capitalization as of January 1, 2008 was $153.7 million, compared to net assets of $85.8 million, the total goodwill and indefinite lived intangible assets were only approximately 2% of total assets, and the fact that none of the impairment indicators listed in paragraph 28 of SFAS No. 142 were present, a more in depth discounted cash flows model was not performed.

The Company is currently in the process of performing our annual test of impairment related to goodwill and indefinite lived intangible assets, as of January 1, 2009 which does include a detailed discounted cash flow analysis. Based upon our analysis to date, we do not anticipate there will be any impairment. During 2009, revenues and margins of the Industrial Segment have increased over 2008, and no other indicators of impairment were present. The results of our annual test will be disclosed in our Form 10-K for the year ending March 29, 2009.

Securities and Exchange Commission

March 6, 2009

Evaluation of disclosure controls and procedures, page 33

6.

We note your disclosure that your certifying officers concluded that your disclosure controls and procedures were effective to “ensure that information required to be disclosed in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.” This description appears to be based on the definition of disclosure controls and procedures set forth in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. As described, however, the evaluation does not fully conform to the definition in those rules. Specifically, the description does not indicate that your disclosure controls and procedures are effective to ensure that information is accumulated and communicated to management, including the principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure. Please confirm this to us and revise accordingly in future filings. Alternatively, you may simply state in future filings that your certifying officers concluded on the applicable dates that your disclosure controls and procedures were effective.

Response: We hereby confirm that our principal executive officer and principal financial officer concluded that as of March 30, 2008 our disclosure controls and procedures were effective to ensure that information is accumulated and communicated to management, including the principal executive officer and the principal financial officer to allow timely decisions regarding required disclosures.

In future filings we will simply state, when true, that our certifying officers concluded on the applicable dates that our disclosure controls and procedures were effective.

7.

We note the statement that the company’s disclosure controls and procedures are designed to provide “reasonable assurance” as to the reliability of your published financial statement and other disclosures included in your filing. We also note this statement under “Item 4 – Controls and Procedures” in your quarterly reports on Form 10-Q for the quarters ended June 30, 2008, September 30, 2008, and December 31, 2008. Please tell us, and in future filings disclose, whether you principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Response: We hereby confirm that our principal executive officer and principal financial officer concluded that, as of each of the relevant dates, our disclosure controls and procedures were effective at a reasonable assurance level as to the reliability of our published financial statements and other disclosures in the relevant filings.

In future filings we will remove the reference to the level of assurance of our disclosure controls and procedures.

Securities and Exchange Commission

March 6, 2009

Schedule 14A Definite Proxy Statement Filed on July 9, 2008

Information About Directors, page 2

8.	In future filings, please complete the biographical information for Mr. Chacko after his role as Vice President and Chief Financial Officer of MedicalCV, Inc.

Response: Mr. Chacko had no subsequent employment following his departure from MedicalCV, Inc. as of the time of the filing of our proxy statement. In future filings, we will disclose any additional biographical information for Mr. Chacko after his role as Vice President and Chief Financial Officer of MedicalCV, Inc.

Compensation of Executive Officers and Directors, page 6

Determining Executive Compensation for Fiscal 2008, page 7

9.

Based on your current disclosure, it remains unclear whether you benchmark your compensation, which would otherwise require disclosure in accordance with Item 402(b)(2)(xiv) of Regulation S-K. Question 118.05 of Regulation S-K Compliance and Disclosure Interpretations, which are available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, provides further guidance on when a registrant must identify the benchmark in the filing. In future filings, please clarify whether you benchmark your compensation, and if so, please make the appropriate disclosures.

Response: The Company does not benchmark its compensation. The Company’s Compensation Committee does review and consider broad-based third-party survey data to understand current compensation practices, levels and structures and thereby inform its compensation decisions, but not to establish specific compensation parameters based on such data. In future filings, we will provide this clarification.

Elements of Executive Officer Compensation, page 7

Annual Cash Bonus Compensation, page 7

10.

We note that you have not provided a quantitative discussion of the terms of the necessary performance targets to be achieved in order for your named executive officers to earn a cash bonus. Please tell us, and in future filings disclose, the specific performance targets used to determine cash bonus amounts. To the extent you believe that disclosure of the performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion, and note that we may have additional comments. Please note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the name executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. In addition, please disclose whether the performance targets have been achieved for each named executive officer.

Securities and Exchange Commission

March 6, 2009

Response: As described on pages 8 and 9 of our proxy statement, the corporate performance portion of the bonuses was based on our company-wide results for the applicable period as measured by income before taxes compared to a targeted level of income before taxes for the first and second six months of fiscal 2008. The business unit performance portion of the bonus was based on individual business unit profitability for the first and second six months of fiscal 2008. As disclosed in the proxy statement, the target corporate performance level for the first six months of fiscal 2008 was the actual income before taxes for the same period of the prior fiscal year, excluding certain costs related to the implementation of the ERP system and compliance with Section 404 of Sarbanes-Oxley, and the target business unit profitability was the actual profitability of the respective business unit for the same period of the prior fiscal year.

The following table sets forth all of the quantitative performance targets set by the Compensation Committee in determining cash bonus amounts for fiscal 2008:

	Six Months Ended September 30, 2007		Six Months Ended March 30, 2008
	Target	Actual	Target	Actual
Income before taxes	$11,135,000	$11,148,000	$4,500,000	$4,996,000
Business Unit Profitability
Industrial Segment	$11,375,000	$12,594,000	$11,700,000	$13,569,000
Water Treatment Segment	$17,147,000	$18,159,000	$12,965,000	$13,334,000
Pharmaceutical Segment	$2,385,000	$2,296,000	$1,900,000	$2,617,000

In future filings, we will (i) disclose all quantitative performance targets and (ii) clarify whether the applicable performance targets were achieved by each named executive officer.

11.

We note your disclosure in the last paragraph on page 8. In future filings, please disclose how the actual bonus amount was calculated, whether any of the named executive officers received more than the targeted bonus amount, and how the bonus payment was reduced if the goals were partially achieved.

Response: In future filings, we will clarify our disclosures regarding (i) how the actual bonus amount was calculated for the period(s) covered by the filing, (ii) whether any of the named executive officers received more than the targeted bonus amount, and (iii) how the bonus payment was reduced if the goals were partially achieved.

Securities and Exchange Commission

March 6, 2009

Cash Compensation for Second Six Months, page 9

12.

In future filings, please clarify whether the “minimum level of performance” refers to the company’s performance or the individual performance of each named executive officer. Further, please disclose how the Compensation Committee will determine “superior performance.”

Response: In future filings, we will (i) specifically identify references to performance as company performance or individual performance in our disclosures regarding cash compensation of named executive officers and (ii) clarify how the Compensation Committee determines “superior performance.”

13.

We note your disclosure about the role that the individual objectives play in determining the amount of the cash bonus for the second six months. The compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. In future filings, if a named executive officer’s personal performance is measured against pre-established personal goals or individual objectives, please disclose them to the extent material in determining the amount of the annual cash bonus. Please refer to Section II.B.1 of Commission Release No. 33-8732A, which is available on our website at http://www.sec.gov/rules/final/2006/33-8732a.pdf.

Response: In future filings, if a named executive officer’s personal performance is measured against pre-established personal goals or individual objectives, we will disclose them (i) to the extent material in determining the amount of the annual cash bonus and (ii) to the extent we believe that disclosure of the personal goals or individual objectives would not result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K.

Equity Awards, page 10

14.

We note that your disclosure focuses on how the compensation committee determines the number of performance units to be issued based on achieving a certain level of pre-tax income. In future filings, please disclose in more detail the factors taken in consideration by the Compensation Committee in determining the number of stock options granted to each named executive officer. Your discussion should provide a comprehensive analysis of the substance of the compensation committee’s decision.

Response: In future filings, we will disclose in more detail the factors considered by the Compensation Committee in determining the number of stock options granted to each named executive officer, including a comprehensive analysis of the substance of the Compensation Committee’s decision.

Securities and Exchange Commission

March 6, 2009

Pursuant to the staff’s request, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings,

•

staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities Exchange Commission from taking any action with respect to the filings, and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

To assist the staff in reviewing this letter, we will separately deliver a copy of this letter to Mr. Hartz and Ms. Armelin by overnight mail.

Should there be any questions or comments with respect to the above responses, or should additional information be required, please contact the undersigned at (612) 617-8571.

Yours truly,
/s/ Kathleen P. Pepski

Kathleen P. Pepski
Vice President and
Chief Financial Officer
cc:	Tricia Armelin Era Anagnosti John R. Hawkins

Richard G. Erstad

Eric Sweerin

Steven C. Kennedy

W. Morgan Burns

Ronald Hafner